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
Independence One Equity                  Yield = 2{(    $165,890.37  -
$30,621.22  ) +1)^6-1}=
         Plus Fund                                        8,325,677 *
$10.47  -        0.00000 )
Computation of SEC Yield
As of:  November 30, 1995                               SEC Yield =
1.87%

Dividend and/or Interest
Inc for the 30 days ended      $165,890.37

Net Expenses for                $30,621.22
the Period

Avg Daily Shares
Outstanding and entitled
to receive dividends              8,325,677

Maxium offering price               $10.47
per share as of 11-30-95

Undistributed net income            0.00000

Tax Equivalent Yield
(assumes individual
  does not itemize
  on Federal Return)

100 % minus the Federal
taxable % (100%-28%=72%)

30 SEC yield / by the tax
equiv % (0.00% / 72.0%)=              2.60%



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